Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-232379

September 26, 2019

P.V. NANO CELL LTD.

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED JULY 8, 2019

This prospectus supplement supplements our prospectus dated July 8, 2019, relating to the resale, from time to time, by the selling shareholders named herein, or their pledgees, donees, transferees, or other successors in interest, of up to an aggregate of 85,943,781 ordinary shares of P.V. Nano Cell Ltd., or the Company.

This prospectus supplement is being filed to include the information set forth in the report on Form 6-K furnished on September 26, 2019, to the Securities and Exchange Commission, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Our ordinary shares are quoted on the OTCQB Marketplace under the symbol “PVNNF.” On September 25, 2019, the last reported bid and ask prices for our ordinary shares on the OTCQB Marketplace were $0.105 and $0.2, respectively, per share. The Selling Shareholders may offer and sell any of the ordinary shares from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the Selling Shareholders, you should refer to the section entitled “Plan of Distribution” elsewhere in the prospectus. We will not receive any proceeds from the sale of any ordinary shares by the Selling Shareholders. However, we will receive cash proceeds equal to the total exercise price of warrants that are exercised for cash, or up to $15,739,966. We do not know when or in what amounts the Selling Shareholders may offer the ordinary shares for sale. The Selling Shareholders may sell any, all or none of the ordinary shares offered by the prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

On September 26, 2019, we published our unaudited condensed consolidated interim financial statements, together with our Management’s Discussion and Analysis of Financial Condition and Results of Operation, as of June 30, 2019, and for the six months then ended, both of which are presented herein below.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

IN U.S. DOLLARS

- - - - - - - - - - - - - -

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,201	$144,948
Restricted cash	15,423	14,674
Accounts receivable, net	122,730	200,776
Other current assets	81,141	65,011
Inventory, net	117,593	53,344

Total current assets	376,088	478,753

NON-CURRENT ASSETS:
Property and equipment, net	275,472	300,702
Intangible asset, net	3,607,628	3,821,844
Goodwill	3,026,036	3,026,036

Total non-current assets	6,909,136	7,148,582

Total assets	7,285,224	7,627,335

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term bank credit	53,748	—
Short-term loans	14,024	—
Trade payables	673,210	709,269
Employees and payroll accruals	430,753	359,273
Accrued expenses and other current liabilities	604,179	842,142
Convertible loans	319,380	226,661

Total current liabilities	2,095,294	2,137,345

NON-CURRENT LIABILITIES:
Capital note	35,777	32,000
Convertible loans	3,244,382	1,809,816
Warrants presented at fair value	1,289,388	945,025

Total non-current liabilities	4,569,547	2,786,841

Total liabilities	6,664,841	4,924,186

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value - Authorized: 200,000,000 ordinary shares as of June 30, 2019 and December 31, 2018, respectively; Issued and outstanding: 24,033,660 and 23,491,948 ordinary shares as of June 30, 2019 and December 31, 2018, respectively	64,815	63,301
Additional paid in capital	19,842,626	19,698,606
Accumulated deficit	(19,287,058)	(17,058,758)

Total shareholders’ equity	620,383	2,703,149

Total liabilities and shareholders’ equity	$7,285,224	$7,627,335

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

U.S. dollars

	Six months ended June 30,
	2019	2018
	Unaudited

Revenues	$235,149	$157,357

Cost of revenues	111,947	252,607
Amortization of intangible assets	214,216	237,214

Gross loss	91,014	332,464

Operating expenses:

Research and development	445,362	540,652
Less - research and development grants	(114,615)	(106,442)
Research and development, net	330,747	434,210
Sales and marketing	395,228	284,377
General and administrative	575,073	618,787

Total operating expenses	1,301,048	1,337,374

Operating loss	1,392,062	1,669,838
Financial (income) expenses, net	836,238	(668,157)

Net loss	$2,228,300	$1,001,681

Net loss per ordinary share:
Basic and diluted net loss per ordinary share	$0.09	$0.04

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	23,637,768	22,333,633

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars

	Ordinary shares
	Number of ordinary shares	Amount	Additional paid-in Capital	Accumulated deficit	Total
	Unaudited

Balance as of December 31, 2017 (Audited)	21,737,263	$58,559	$17,830,361	$(15,086,200)	$2,802,720

Issuance of ordinary shares	1,167,615	3,116	958,654	-	961,770
Issuance of ordinary shares in connection with conversion of convertible loans	90,454	241	44,986	-	45,227
Issuance of ordinary shares in connection with Professional service rendered	175,000	508	150,992	-	151,500
Beneficial conversion feature related to convertible loans	-	-	338,266	-	338,266
Issuance of warrants	-	-	132,970	-	132,970
Exercise of options	64,631	181	813	-	994
Stock based compensation	-	-	76,996	-	76,996
Net loss	-	-	-	(1,001,681)	(1,001,681)

Balance as of June 30, 2018	23,234,963	$62,605	$19,534,038	$(16,087,881)	$3,508,762

Balance as of December 31, 2018 (Audited)	23,491,948	$63,301	$19,698,606	$(17,058,758)	$2,703,149

Issuance of ordinary shares in connection with conversion of convertible loans	429,212	1,204	71,762	-	72,966
Issuance of ordinary shares in connection with Professional service rendered	112,500	310	12,959	-	13,269
Stock based compensation	-	-	59,299	-	59,299
Net loss	-	-	-	(2,228,300)	(2,228,300)

Balance as of June 30, 2019	24,033,660	$64,815	$19,842,626	$(19,287,058)	$620,383

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars

	Six months ended June 30,
	2019	2018
	Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,228,300)	$(1,001,681)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	36,171	54,226
Amortization	214,216	237,214
Fair value of warrants granted for services	-	5,100
Interest and accretion back in connection with convertible loans	426,988	826,452
Stock based compensation	59,299	76,996
Professional service received in connection with issuance of ordinary shares	13,269	151,500
Change in operating assets and liabilities:
Change in restricted cash	(749)	(351)
Change in accounts receivable	78,046	26,678
Change in other current assets	(16,130)	(12,568)
Change in inventories	(64,249)	31,687
Change in trade payables	(36,059)	(142,220)
Change in employees and payroll accruals	71,480	4,645
Change in accrued expenses and other current liabilities	(237,963)	(91,431)
Change in fair value of warrants and capital note	(321,403)	(1,519,369)
Net cash used in operating activities	(1,362,578)	(1,353,122)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(10,941)	(6,485)
Net cash used in investing activities	(10,941)	(6,485)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible loans and related warrants	1,200,000	320,000
Proceeds from issuance of ordinary shares	-	567,615
Proceeds from stock options exercise	-	994
Increase in short term bank credit	53,748	74,610
Proceeds from short-term loans	14,024	145,898
Repayment of the promissory note principal	-	(25,510)
Repayment of short-term bank loan	-	(72,108)
Net cash provided by financing activities	1,267,772	1,011,499

Decrease in cash and cash equivalents	(105,747)	(348,108)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	144,948	450,305

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$39,201	$102,197

SUPPLEMENTAL INFORMATION AND DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Conversion of convertible loans including interest to ordinary shares	$72,966	$45,227
Issuance of ordinary shares	$-	$394,155

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	GENERAL

a.	P.V. Nano Cell Ltd. (the “Company”) was incorporated in June 2009 under the laws of Israel. The Company along with its two fully owned Israeli subsidiaries: Nano Size Ltd. (“Nano Size”) and Digiflex Ltd (“Digiflex”) are mainly engaged in developing, manufacturing, marketing and commercializing conductive inks for digital inkjet conductive printing applications and manufacturing printing machines, which offers solutions for inkjet print-quality technologies. The Company, Nano Size, Digiflex and Digiflex fully owned subsidiaries jointly defined as the “Group”.

During 2013, the Company formed a Chinese joint venture (“JV”) together with three shareholders. The Company owned 40% of the outstanding equity securities of the JV. The JV was inactive and dissolved during 2018.

b.	Since its inception, the Group has incurred operating losses and has used cash in its operations. During the six months ended June 30, 2019, the Group used cash in operating activities of approximately $1.4 million, incurred a net loss of approximately $2.2 million and had a total accumulated deficit of approximately $19.3 million as of June 30, 2019. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

The Group intends to finance operating costs over the next twelve (12) months through issuance of equity securities or debts and by increasing its inflow from revenue. The Group is currently negotiating with third parties in an attempt to obtain additional sources of funds which, in management’s opinion, would provide adequate cash flows to finance the Group’s operations. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Group cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 2:-	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

These unaudited condensed consolidated interim financial statements have been prepared as of June 30, 2019 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes of the Company for the year ended December 31, 2018 that are included in the Company’s Annual Report on Form 20-F, filed with the SEC on May 15, 2019 (the “Annual Report”).

The significant accounting policies that have been applied in the preparation of these condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report.

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Recently issued accounting standards not yet adopted in the current year:

1.	In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC 605”), Revenue Recognition, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new revenue standard permits companies to either apply the requirements retrospectively to all prior periods presented or apply the requirements in the year of adoption through a modified retrospective approach with a cumulative adjustment. Due to the Company’s emerging growth company status, the Company will adopt the standard using the modified retrospective approach in its financial statements as of December 31, 2019. The Company is currently evaluating the effect that the standard may have on its consolidated financial statements and disclosures.

2.	In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a financial or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Due to the Company’s emerging growth company status, these new standards will become effective for the Company's annual reporting period beginning in 2020 and interim reporting periods beginning first quarter of 2021, unless the FASB's recent proposal to delay by a year the required adoption date becomes effective. The Company is currently evaluating the effects of this guidance will have on its consolidated financial statements.

NOTE 3:-	LOANS AND CONVERTIBLE BRIDGE FINANCING

a.

On October 10, 2018, the Company entered into a Convertible Loan Agreement with an existing investor who invested relatively low amounts previously (“CLA October 2018”). Pursuant to this Agreement, the investor provided the Company with a convertible loan in an aggregate principal amount of $1,000,000 at a conversion price as defined in the convertible loan agreement but no less than $0.17. the convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under the terms of the CLA October 2018, the investor was granted an option to lend the Company an additional amount up to $2,000,000, (“Additional Loan Amount”) and also issued the investor a warrant to purchase ordinary shares for an aggregate purchase price of $5,000,000, and an additional warrant conditioned upon the investment of an additional Loan Amount to purchase ordinary shares for an aggregate purchase price of up to $5,000,000 calculated pro-rata to the amount out of Additional Loan Amount provided.

In March and April 2019, such investor invested an amount of $500,000 at each month (totaled of additional $1,000,000) on the account of the account of the Additional Loan Amount (“CLA March-April 2019). The Company also issued the investor a warrant to purchase ordinary shares for an aggregate purchase price of $5,000,000, such convertible loan bears same terms as the CLA October 2018.

The granted warrants classified as liability in accordance with ASC 480, their fair value aggregated to $165,470 as of June 30, 2019.

In August 2019 such investor invested additional $100,000 on the account of the Additional Loan Amount, as of the date of this report, $900,000 out of the Additional Loan Amount were not invested yet.

b.

In January, February and April 2019, the Company entered into several convertible loan agreements with existing shareholders (“CLA January-April 2019), whereby they provided the Company with a convertible loan in an aggregate principal amount of $200,000 the convertible loan bears an interest rate at Israeli prime plus 4% per annum. Under these agreements, the Company issued lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,000,000. The conversion price for all the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

The granted warrants classified as liability in accordance with ASC 480, at the issuance date, their fair value aggregated to $98,377 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.11% risk free rate and 2 expected life in years) and $86,032 as of June 30, 2019.

c.	The fair value of the warrants granted as part of the convertible loan agreements (“CLA”) were calculated by a reputable appraiser and along with finder’s fees as applicable were bifurcated out of the principal loans, commencing those dates the Company is calculating the accretion back to the principal amount during the CLA period along with the related interest and record them as ‘Interest and accretion back in connection with convertible loans’ as part of the financial income, net line item within the statement of operations.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	LOANS AND CONVERTIBLE BRIDGE FINANCING (Cont.)

The Company’s CLA’s presented as part of its current and non-current liabilities as of June 30, 2018 as follows:

Type of CLA	Original principal loans amounts	Additional principal loans provided	Loans already converted	Remaining principal loans amount	Converted through		Loans presented as of June 30, 2019

CLA August 2017(**)	$905,555	$22,322	$(115,322)	$812,555	2020		$901,936	(*****)
CLA March 2018(*)	150,000	-	-	150,000	2019		141,094	(*****)
CLA May 2018(*)	170,000	-	-	170,000	2019		178,286	(*****)
CLA October 2018(**)	1,000,000	-	-	1,000,000	2020	(***)	721,695	(*****)
CLA November 2018(**)	225,000	-	-	225,000	2020	(***)	179,360	(*****)
CLA December 2018(**)	400,000	-	-	400,000	2020	(***)	241,900	(*****)
CLA January-April 2019 (**)	200,000	-	-	200,000	2021	(***)	124,718	Refer to Note 3b
CLA March-April 2019 (**)	1,000,000	-	-	1,000,000	2020	(****)	1,074,773	Refer to Note 3a

	$4,050,555	$22,322	$(115,322)	$3,957,555			$3,563,762

(*)	Aggregated to $319,380 and presented within the current liabilities
(**)	Aggregated to $3,244,382 and presented within the non-current liabilities
(***)	Structured as a 24 month- convertible loans or less in case of a Public Offering (“PO”) event
(****)	Structured as convertible loans up to October 2020 or less in case of a PO event
(*****)	Issued in connection with the 2017 and 2018 CLA’s

NOTE 4:-	LEGAL PROCEEDINGS

a.	On March 11, 2018, a lawsuit captioned I.T.S Industrial Technologic Ltd. vs. (1) Digiflex Ltd., and (2) Dan Vilenski., a former director of Digiflex, Claim No. 512833740, was filed in the Magistrate Court in Rishon Letzion in Israel. On March 11, 2019, the Company settled this claim for a total of NIS 400,000 ($106,724 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018), paid in 12 monthly installments commencing April 2019.

b.	On May 17, 2019, a lawsuit captioned Yaskawa Europe Technologies Ltd. vs. (1) Digiflex Ltd. and (2) P.V. Nano Cell Ltd., Claim No. 39107-05-19, was filed in the Magistrate Court in Kfar Saba in Israel. The complaint alleges that Digiflex owes Yaskawa NIS 249,898 ($70,078 based on the exchange rate of $1.00 / NIS 3.566 in effect as of June 30, 2019) for the value of eight (8) systems of linear stages. The Company fully accrued such amount and is currently in the process of preparing a Statement of Defense

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:-	SHARE CAPITAL

a.	Ordinary shares:

The share capital as of June 30, 2019 and December 31, 2018 is composed of ordinary shares of NIS 0.01 ($0.003 based on the exchange rate of $1.00 / NIS 3.566 in effect as of June 30, 2019) par value as follows:

	Number of ordinary shares		Number of ordinary shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	June 30, 2019		December 31, 2018

Ordinary shares	200,000,000	24,033,660	200,000,000	23,491,948

b.	Issuance of ordinary shares:

1.	In January 2019 the Company issued 50,000 ordinary shares to one of the Company’s service provider. The company recorded an expense of $5,738 for the six months ended June 30, 2019 in connection with the issuance of those restricted ordinary shares.

2.	Between February and May 2019, the Company issued 12,500 ordinary shares to one of the Company’s service provider. The company recorded an expense of $1,506 for the six months ended June 30, 2019 in connection with the issuance of those restricted ordinary shares

3.	In April 2019 the Company issued 50,000 ordinary shares to one of the Company’s service provider. The company recorded an expense of $6,025 for the six months ended June 30, 2019 in connection with the issuance of those restricted ordinary shares.

c.	Stock option plan:

Under the Company’s 2010 option plan, options may be granted to officers, directors, employees, consultants and service providers of the Company.

The vesting period of the options is subject for Board approval and can vary from grant to grant. Options vest over a period of zero to three years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants. The options may be exercised for a period of seven years from grant.

In April 30, 2019 the Company granted 207,500 options to its employees and consultants to purchase its ordinary shares, their fair value as of the issuance date aggregated to $8,727 (the Company used the following assumptions: 0% dividend yield, 59.69% expected volatility, 2.33% - 2.71% risk free rate and 4.15 - 7 expected life in years), such options include an exercise price of $0.27 per one option and a various vesting schedule.

The total number of ordinary shares available for future grants as of June 30, 2019 was 1,360,898.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:-	SHARE CAPITAL (Cont.)

A summary of the Company’s stock option activities and related information for the six months ended June 30, 2019, is as follows:

Number of options

Outstanding options as of December 31, 2018	1,714,039
Granted	207,500
Forfeited	(107,158)

Outstanding options as of June 30, 2019	1,814,381

d.	Stock based compensation were recorded as follows:

	Six months ended June 30,
	2019	2018
	Unaudited

Research and Development	$8,077	$18,362
Sales and Marketing	3,728	7,419
General and Administrative	47,494	51,215

	$59,299	$76,996

e.	The Company’s outstanding warrants classified as equity as of June 30, 2019 are as follows:

Outstanding	Issuance year	Exercise price		Exercisable through

117,209	2009	$	(*)	Exit event	(**)
59,384	2013		0.92	2023	(**)
170,000	2018		0.50	2023	(**)
600,000	2018		0.50	2023	(**)
466,667	2018		$0.50	2023	(**)

1,413,260

(*)	Represents an amount lower than $0.01
(**)	Issued in connection with the 2009, 2013 and 2018 arrangements.

All warrants are exercisable to ordinary shares. The exercise price of the warrants and the number of ordinary shares issuable thereunder is subject to standard anti-dilution features, including dividends, stock splits, combinations and reclassifications of the Company’s capital stock. In accordance with ASC 815, “Derivatives and Hedging”, the warrants were classified as equity instruments.

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	Warrants presented at fair value

a.	The Company’s outstanding warrants classified as a liability as of June 30, 2019 are as follows:

Outstanding	Exercise price			Issuance year		Exercisable through		Fair value

1,760,040		$1.50		2014		2019		$-	(*******)
120,000		$0.92	(*)	2014			(*****)	54	(*******)
296,813		$1.50		2015		2020		2	(*******)
374,001		$1.50		2016		2021		123	(*******)
905,555		$0.17		2017		2022		41,487	(*******)
333,333		$1.50		2017		2022		881	(*******)
53,333		$1.50		2017		2022		52	(*******)
50,000		$1.50		2017		2022		59	(*******)
33,332		$1.00-1.20		2017		2022		127	(*******)
33,332		$1.00-1.20		2017		2022		127	(*******)
675,926	$		(**)	2017		2022		82,116	(*******)
11,111		$1.20		2017		2022		36	(*******)
300,000		$0.50		2018		2023		5,048	(*******)
1,659,971		$0.17		2018		2022		43,035	(*******)
29,411,765		$0.27	(***)	2018		2020	(******)	337,525	(*******)
20,588,236			(****)		(****)		(****)	236,267	(*******)
6,617,647		$0.27	(***)	2018		2020	(******)	80,170	(*******)
11,764,706		$0.27	(***)	2018		2020	(******)	158,064	(*******)
1,411,765		$0.27	(***)	2018		2024		52,713	(*******)
5,882,352		$0.27	(***)	2018		2021	(******)	86,032	Refer to Note 3b
14,705,882		$0.27	(***)	2018		2020	(******)	$165,470	Refer to Note 3a

96,989,100								$1,289,388

(*)	Subject to changes as describe in the agreement.
(**)	Less than $0.01.
(***)	Subject to a mechanism described in the agreement but not less than $0.17, therefore, the outstanding amount were calculated based on an exercise price of $0.17, which result the maximum potential amount of warrants.
(****)	Since the actual number of warrants cannot be determined as of June 30, 2019, the outstanding amount were calculated based on an exercise price of $0.17, which result the maximum potential amount of warrants.
(*****)	M&A or qualified PO as described in the agreement.
(******)	Two years or an PO, the earlier.
(*******)	Issued in connection with the 2014 through 2018 financing rounds.

b.	The roll-forward of the Company’s warrants and capital note presented at fair value are as follows:

Warrants and capital note presented at fair value as of December 31, 2017	2,093,036
Proceeds from issuance of ordinary shares and convertible securities	288,593
Fair value of warrants granted for services	5,100
Changes in Fair value of warrants and capital note	(1,519,369)

Warrants and capital note presented at fair value as of June 30, 2018	867,360

Warrants and capital note presented at fair value as of December 31, 2018	977,025
Proceeds from issuance of ordinary shares and convertible securities	26,737
Changes in Fair value of warrants and capital note	321,403

Warrants and capital note presented at fair value as of June 30, 2019	1,325,165

P.V. NANO CELL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars

NOTE 7:-	REVENUE CLASSIFIED BY GEOGRAPHICAL AREA

Revenues reported in the condensed consolidated interim financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Six months ended, June 30,
	2019	2018
	Unaudited

Israel	$124,713	$62,018
United states	72,395	47,538
South Korea	839	12,929
Germany	4,921	8,851
Philippines	2,408	6,249
Other	29,873	19,772

	$235,149	$157,357

NOTE 8:-	Concentration risk

During the six months ended June 30, 2019 and 2018, revenues from one major customer reflected 44% and 24% of the total condensed consolidated revenues, respectively.

NOTE 9:-	SUBSEQUENT EVENTS

a.	In July 2019 one of the CLA August 2017 holders converted additional portion of his converted notes to ordinary shares.

b.	In August and September 2019 the Company entered into several convertible loan agreements with existing shareholders and with a new investor, whereby they provided the Company with convertible loans in an aggregate principal amount of $350,000 and $200,000, respectively, the convertible loans bears an interest rate at Israeli prime plus 4% per annum. Under these agreements, the Company issued the lenders warrants to purchase ordinary shares for an aggregate purchase price of $1,750,000 and $1,000,000, respectively. The conversion price for both the loan amount and the warrants is defined in the convertible loan agreement but no less than $0.17.

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PV Nano Cell Ltd.

Operating and Financial Review as of June 30, 2019, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2019, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2018, and for the year then ended and related notes, which embedded within our 2018 Form 20-F filed with the Securities and Exchange Commission on May 15, 2019, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Overview

P.V. Nano Cell Ltd. or P.V. Nano Cell was incorporated in Israel on June 24, 2009 as a private limited liability company, organized under the laws of State of Israel. In September 2015, we successfully filed our Registration Statement on Form F-1 in the United States. We have two (2) wholly owned subsidiaries, Nano Size Ltd., or Nano Size, a private company organized under the laws of the state of Israel which we acquired on December 31, 2009, and Digiflex Ltd. or Digiflex, a private company organized under the laws of the state of Israel, which we acquired on December 3, 2017. Additionally, we indirectly own, through Digiflex, two (2) subsidiaries of Digiflex, one in the USA (Digiflex Inc.) and one in Hong Kong, Digiflex HK Limited, which was legally dissolved in August 2019. P.V. Nano Cell, Nano Size and Digiflex are hereinafter referred to as the Group.

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for printed electronics (PE) and photovoltaic (PV) applications. Our main strategy includes providing a “Complete Solution” or “End-to-End Solution” approach to our costumer, meaning we provide the printing equipment, process and inks as a package. In some cases we subsidize the printer, thus implementing a razor/razor blade model). We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks mainly for R&D and prototyping in 2010. In 2018 we started sales of inks for commercial applications mainly in the fields of wide glass (including windshields in automotive) and one layer electronics. We are continuing the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wider range of PE applications, including automotive applications, circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics, through our own efforts and the engagement of distributors all over the world. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks will represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014.

Results of Operations

The following table sets forth a summary of our operating results:

	Six months ended
	June 30,
	2019	2018
	Unaudited
	U.S. dollars

Revenues	$235,149	$157,357

Cost of revenues	111,947	252,607
Amortization of intangible assets	214,216	237,214
Gross loss	91,014	332,464

Research and development	445,362	540,652
Less - research and development grants	(114,615)	(106,442)
Research and development, net	330,747	434,210
Sales and marketing	395,228	284,377
General and administrative	575,073	618,787
Total operating expenses	1,301,048	1,337,374

Operating loss	1,392,062	1,669,838
Financial expenses (income), net	836,238	(668,157)

Net loss	$2,228,300	$1,001,681

Net loss per ordinary share:	$0.09	$0.04

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Six months ended June 30, 2019, compared to six months ended June 30, 2018

Total Revenues

With respect to the six months ended June 30, 2019 and June 30, 2018, total revenues amounted to $235,149 and $157,357, respectively, an increase of $77,792 or 49%. During 2018 we started sales for commercial applications of our silver inks, the increase period over period represent the reflection of that direction.

Cost of Revenues

With respect to the six months ended June 30, 2019 and June 30, 2018, total cost of revenues amounted to $111,947 and $252,607, respectively, a decrease of $140,660 or 56%. The decrease relates to the fact that the Group succeeded to generate additional revenue by utilizing lower workforce.

Amortization of intangible assets

With respect to the six months ended June 30, 2019 and June 30, 2018, total amortization of intangible assets amounted to $214,216 and $237,214, respectively, a decrease of $22,998 or 10%. The company recorded Technology and Backlog as an Intangible assets as part of the Digiflex purchase as of December 3, 2017 and commenced amortizing both on that date over ten (10) years and one (1) year, respectively, the slight decrease relates to the fact that the Backlog amortization ended at December 2, 2018.

Gross loss

With respect to the six months ended June 30, 2019 and June 30, 2018, total gross loss amounted to $91,014 and $332,464, respectively, a decrease of $241,450 or 73%. The decrease relates to an increase of $77,792 in revenues as well as a decrease of $140,660 and $22,998 in cost of revenues and amortization of intangible assets, respectively.

Research and Development Expenses, Net

With respect to the six months ended June 30, 2019 and June 30, 2018, net research and development expenses, were $330,747 and $434,210, respectively, a decrease of $103,463 or 24%, net of $114,615 and $106,442 of grants received in the six months ended June 30, 2019 and June 30, 2018, respectively. The decrease in research and development relates primarily to lower workforce period over period.

Sales and Marketing Expenses

With respect to the six months ended June 30, 2019 and June 30, 2018, sales and marketing expenses amounted to $395,228 and $284,377, respectively, an increase of $110,851 or 39%. The increase in sales and marketing expenses relates primarily to additional workforce period over period.

General and Administrative Expenses

With respect to the six months ended June 30, 2019 and June 30, 2018, general and administrative expenses amounted to $575,073 and $618,787, respectively, a decrease of $43,714 or 7%. The decrease in general and administrative expenses relates primarily to lower service providers expenses rendered period over period.

Operating Expenses

With respect to the six months ended June 30, 2019 and June 30, 2018, operating expenses amounted to $1,301,048 and $1,337,374 respectively, a decrease of $36,326 or 3%. The decrease relates to a decrease of $103,463 in research and development, net and $43,714 in general and administrative expenses, partially offset by an increase of $110,851 in sales and marketing expenses.

Operating Loss

With respect to the six months ended June 30, 2019 and June 30, 2018, operating loss amounted to $1,392,062 and $1,669,838, respectively, a decrease of $277,776 or 17%. The decrease in operating loss related to a decrease of $241,450 in gross loss and $36,326 in operating expenses.

Financial expenses (income), net

With respect to the six months ended June 30, 2019 and June 30, 2018, financial expenses (income), net, amounted to $836,238 and $(668,157), respectively, a decrease of $1,504,395. The decrease in financial expenses (income), net relates primarily to a change in fair value of warrants and capital note presented at fair value of $1,840,772, partially offset by a decrease of $399,464 in interest and accretion back in connection with convertible loans.

Net Loss

With respect to the six months ended June 30, 2019 and June 30, 2018, net loss amounted to $2,228,300 and $1,001,681, respectively, a decrease of $1,226,619 or 123%. The decrease in net loss relates to a decrease of $1,504,395 in financial expenses (income), net, partially offset by a decrease of 277,776 in operating loss.

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Liquidity and Capital Resources:

Since its inception, the Group has incurred operating losses and has used cash in its operations. During the six months ended June 30, 2019, the Group used cash in operating activities of approximately $1.4 million, incurred a net loss of approximately $2.2 million and had a total accumulated deficit of approximately $19.3 million as of June 30, 2019. The Group requires additional financing in order to continue to fund its current operations and to pay existing and future liabilities.

The Group intends to finance operating costs over the next twelve (12) months through issuance of equity securities or debts and by increasing its inflow from revenue. The Group is currently negotiating with third parties in an attempt to obtain additional sources of funds which, in management’s opinion, would provide adequate cash flows to finance the Group’s operations. The satisfactory completion of these negotiations is essential to provide sufficient cash flow to meet current operating requirements. However, the Group cannot give any assurance that it will be able to achieve a level of profitability from the sale of its products to sustain its operations in the future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Cash flows:

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2019 was $1,362,578, an increase of $9,456, compared to net cash used in operating activities of $1,353,122 for the six months ended June 30, 2018.

Net cash used in operating activities for the six months ended June 30, 2019, consisted primarily of $2,228,300 in net loss and a change in accrued expenses and other current liabilities of $237,963, partially offset by an interest and accretion back in connection with convertible loans, change in fair value of warrants and capital note and amortization of $426,988, $321,403 and $214,216, respectively. Non-cash expenses for the six months ended June 30, 2019 consisted primarily of amortization and depreciation of $214,216 and $36,171, respectively.

Net cash used in operating activities for the six months ended June 30, 2018, consisted primarily of $1,001,681 in net loss and a change in fair value of warrants and capital note of $1,519,369, partially offset by an interest and accretion back in connection with convertible loans and amortization of $826,452 and $237,214, respectively. Non-cash expenses for the six months ended June 30, 2018 consisted primarily of amortization and depreciation of $237,214 and $54,226, respectively.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 was $10,941, an increase of $4,456, compared to net cash used in investing activities of $6,485 for the six months ended June 30, 2018.

Net cash used in investing activities for the six months ended June 30, 2019 and 2018, consisted of purchase of property and equipment.

We have no material commitments for capital expenditures as of June 30, 2019.

Financing Activities

Net cash provided by financing activities for the six months ended June 2019 was $1,267,772, an increase of $256,273, compared to $1,011,499 for the six months ended June 30, 2018.

Net cash provided by financing activities for the six months ended June 2019, consisted of primarily proceeds from convertible loans of $1,200,000.

Net cash provided by financing activities for the six months ended June 2018, consisted of primarily proceeds from convertible loans and proceeds from issuance of ordinary shares of $320,000 and $567,615, respectively.

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